# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM 8-K

## CURRENT REPORT
**Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):  **January 27, 2016**



# MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

| **Iowa** | **1-5128** | **42-0410230** |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission file number) | (I.R.S. Employer Identification No.) |

| **1716 Locust Street, Des Moines, Iowa** | **50309-3023** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code:  **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02   Results of Operations and Financial Condition**

On January 27, 2016, Meredith Corporation issued a news release reporting earnings for the second fiscal quarter and six months ended December 31, 2015.  That news release is attached as an exhibit.

**Item 9.01   Financial Statements and Exhibits**

(d)  Exhibits

99    News release issued by Meredith Corporation dated January 27, 2016, reporting financial results for the second fiscal quarter and six months ended December 31, 2015.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec
Vice President - Chief Financial Officer
(Principal Financial and Accounting Officer)

Date:  January 27, 2016

# INDEX TO EXHIBITS

| Exhibit Number | Item |
| --- | --- |
| 99 | News release issued by Meredith Corporation dated January 27, 2016, reporting financial results for the second fiscal quarter and six months ended December 31, 2015. |

**Exhibit 99**



## MEREDITH CORPORATION REPORTS FISCAL 2016 SECOND QUARTER RESULTS

*Advertising Performance Strengthens Across Company; Digital Businesses Deliver Record Results*

**DES MOINES, IA (January 27, 2016)** - Meredith Corporation (**NYSE:MDP;** www.meredith.com) - the leading media and marketing company with local television brands in large, fast-growing markets and national brands serving 100 million American women - today reported fiscal 2016 second quarter results:

- Earnings per share were $0.72, compared to $0.87 in the prior-year period.

- Excluding special items, comprised primarily of transaction expenses related to Meredith's agreement to merge with Media General, Inc., earnings per share were $0.80. This compares to earnings per share excluding special items of $1.00 in the prior-year period. (*See Tables 1-4 for supplemental disclosures regarding non-GAAP financial measures.)*

- As expected in an off-election year, Meredith recorded $29 million, or $0.39 per share, less of high-margin, incremental political advertising revenues in the second quarter of fiscal 2016 than in the prior-year period.

"We're pleased to report strong advertising performance - including growth on an organic basis - in our National Media Group during the second quarter of fiscal 2016," said Meredith Chairman and CEO Stephen M. Lacy. "Additionally, our Local Media Group delivered excellent growth in non-political advertising revenues from both our existing stations and our recent strategic acquisitions."

Looking closer at Meredith's performance in the second quarter of fiscal 2016 compared to the prior year:

- **National Media Group operating profit grew nearly 30 percent on 10 percent revenue growth.** Performance was driven by 18 percent advertising growth - including the additions of the Martha Stewart and Shape media properties - and increased brand licensing revenues.

- **Local Media Group non-political advertising revenues grew nearly 10 percent to a record $104 million.** Growth was driven by the addition of television stations WALA in Mobile-Pensacola and WGGB in Springfield, Mass., and strong performance from existing stations WGCL in Atlanta, WFSB in Hartford, and KCTV in Kansas City. Additionally, retransmission consent fees were higher than in the prior-year quarter.

- **Total Company digital advertising revenues grew more than 15 percent to a record high,** driven by both recent acquisitions and organic growth. Digital advertising revenues accounted for a third of National Media Group total advertising revenues.

Fiscal 2016 first half earnings per share were $0.96, or $1.32 excluding special items. In comparison, prior-year earnings per share were $1.52, or $1.65 excluding special items. As expected in an off-election year, Meredith recorded $39 million, or $0.53 per share, less of high-margin, incremental political advertising revenues in the first half of fiscal 2016 than in the prior-year period. Total revenues grew 3 percent to $791 million.

**OPERATING GROUP DETAIL**

**LOCAL MEDIA GROUP**

Meredith's Local Media Group includes 17 owned or operated television stations reaching 11 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, including seven stations in the nation's Top 25 and 13 in Top 50 markets. Meredith's stations produce approximately 650 hours of local news and entertainment content each week. Meredith expects to continue to grow its Local Media Group organically and through strategic acquisitions.

Fiscal 2016 second-quarter Local Media Group operating profit was $40 million, compared to $55 million in the prior-year period. As expected in an off-election year, Meredith recorded $29 million less of high-margin, incremental political advertising revenues in the second quarter of fiscal 2016 than in the prior-year period. Total Local Media Group revenues were $140 million, compared to $157 million.

Looking more closely at fiscal 2016 second quarter performance compared to the prior year:

- Non-political advertising revenues grew 9 percent to $104 million. Results were led by growth in the automotive, professional services and retail categories.

- Digital advertising revenues grew 20 percent as growth strategies, including Meredith bringing its programmatic sales efforts in-house, began to be realized. Handling its own programmatic sales allows greater customization and Meredith retains all the revenue.

- Other revenues and operating expenses increased, due primarily to growth in retransmission revenues from cable and satellite television operators and higher programming fees paid to affiliated networks, along with increases from recent acquisitions.

Meredith continued to increase its deep connection with local viewers through expansions of local programming. In St. Louis, KMOV recently added expanded morning and evening newscasts. KMOV also received an Alfred I. duPont-Columbia University Award as part of a community-wide campaign, *#endviolenceSTL,* targeted at healing the wounds in the St. Louis community.

"We're very proud of our focus on the local viewer, and very pleased that our advertising clients continue to recognize the unique ability that television has to engage and inspire consumers," said Meredith Local Media Group President Paul Karpowicz. "In particular, we are very pleased to see the strong growth in the Atlanta, Hartford and Kansas City markets."

Fiscal 2016 first-half Local Media Group operating profit was $70 million ($69 million before special items), compared to $91 million in the prior-year period ($97 million before special items). As expected in an off-election year, Meredith recorded $39 million less of high-margin, incremental political advertising revenues in the first half of fiscal 2016 than in the prior-year period. Total Local Media Group revenues were $266 million, compared to $281 million. (*See Tables 1-4 for supplemental disclosures regarding non-GAAP financial measures.)*

**NATIONAL MEDIA GROUP**

Meredith's National Media Group reaches 100 million unduplicated American women, and over 60 percent of U.S. millennial women. Meredith is a leader in creating content across media platforms and life stages in key consumer interest areas such as food, home, parenthood and health. It also features robust brand licensing activities and innovative business-to-business marketing services. Meredith expects to continue to grow its National Media Group organically and through strategic acquisitions.

Fiscal 2016 second-quarter National Media Group operating profit grew 29 percent to $34 million, compared to $26 million in the prior-year period ($30 million before special items). Revenues were $267 million, compared to $242 million. (*See Tables 1-4 for supplemental disclosures regarding non-GAAP financial measures.)*

Looking more closely at fiscal 2016 second quarter performance compared to the prior year:

- Total advertising revenues grew 18 percent to $137 million. Performance was led by the addition of the Shape, Martha Stewart Living and mywedding.com brands, along with digital advertising platform Selectable Media. The prescription drug, beauty and direct response categories were stronger.

- Both print and digital advertising revenues each increased more than 15 percent. Digital advertising revenues were a record high, and accounted for 33 percent of total National Media Group advertising revenues.

- Circulation revenues increased 12 percent to $66 million, primarily due to the additions of *Martha Stewart Living* and *Shape* magazines. Meredith continued to expand its digital consumer marketing activities, driving more than one-third of magazine subscription acquisitions via digital sources in the last 12 months.

Meredith Brand Licensing delivered strong results, as both revenues and operating profit increased, driven by sales of more than 3,000 SKUs of Better Homes and Gardens licensed products at over 4,000 Walmart stores nationwide. Additionally during the second quarter of fiscal 2016, Meredith renewed its licensing relationship with FTD Companies for flower arrangements under the Better Homes and Gardens brand.

Meredith continued to expand its measurement of advertising effectiveness for clients by launching a partnership with Nielsen to measure total Return on Advertising Spend for Digital Shopper Marketing campaigns at the individual product level. This capability is powered by a proprietary technology platform Meredith acquired earlier this year. It follows the recent launch of a magazine industry guarantee of print magazine advertising results modeled after the successful Meredith Sales Guarantee.

"We are pleased to deliver strong growth in operating profit in the quarter, led by growth in organic advertising and contributions from our recent acquisitions," said Meredith National Media Group President Tom Harty. "Additionally, we expanded and refined our measurement programs that demonstrate advertising in Meredith media properties - both print and digital - increases retail sales of our clients' products."

Fiscal 2016 first-half National Media Group operating profit grew to $56 million ($60 million before special items), compared to $55 million in the prior-year period ($59 million before special items). Revenues increased to $525 million, compared to $489 million.


## OTHER FINANCIAL INFORMATION

Total debt was $799 million, and the weighted average interest rate was 2.6 percent, with $450 million effectively fixed at low rates. Meredith's debt-to-EBITDA ratio for the trailing 12 months was 2.8 to 1 (as defined in Meredith's credit agreements). All metrics are as of December 31, 2015.

Meredith continues to focus on its successful Total Shareholder Return program. Key elements include:

- An annual dividend of $1.83 per share that's yielding 5 percent based on yesterday's closing price. Meredith has paid dividends for 68 consecutive years and increased them for 22 years straight.

- An ongoing share repurchase program with $94 million remaining under current authorizations.

- Strategic investments to scale the business and increase shareholder value.

All earnings per share figures in the text of this release are diluted. Both basic and diluted earnings per share can be found in the attached Condensed Consolidated Statements of Earnings. All fiscal 2016 second-quarter comparisons are against the comparable prior-year period unless otherwise stated.

## OUTLOOK

**Based on the delivery of solid results for the first half of Meredith's fiscal 2016, and a more favorable outlook for the second half than originally anticipated, Meredith now expects full year fiscal 2016 earnings per share to range from $3.05 to $3.25, excluding special items, compared to the previous range of $2.90 to $3.25.** As a reminder, Meredith is cycling against a record $44 million (or $0.59 of earnings per share) in net political advertising revenues recorded by its Local Media Group in fiscal 2015.

Looking more closely at the third quarter of fiscal 2016 compared to the prior-year period:

- Total Company revenues are expected to be up in the mid-single digit range.

- Total National Media Group revenues are expected to be up slightly.

- Total Local Media Group revenues are expected to be up in the low-double digit range.

- Meredith expects fiscal 2016 third quarter earnings per share to range from $0.77 to $0.82, compared to $0.56 in the prior-year period ($0.71 excluding special items - *See Table 5 for supplemental disclosures regarding non-GAAP financial measures*).

A number of uncertainties remain that may affect Meredith's outlook as stated in this press release for the third quarter and full year fiscal 2016. These and other uncertainties are referenced below under "Cautionary Statement Regarding Forward-Looking Statements" and in certain filings with the U.S. Securities and Exchange Commission.

## CONFERENCE CALL WEBCAST

Meredith will host a conference call on January 27, 2016, at 11 a.m. EST to discuss fiscal 2016 second-quarter results. A live webcast will be accessible to the public on the Company's website, www.meredith.com, and a replay will be available for two weeks. A transcript will be available within 48 hours of the call at www.meredith.com.

## RATIONALE FOR USE AND ACCESS TO NON-GAAP RESULTS

Management uses and presents GAAP and non-GAAP results to evaluate and communicate its performance. Non-GAAP measures should not be construed as alternatives to GAAP measures. EBITDA, adjusted EBITDA, EBITDA margin and adjusted EBITDA margin are common supplemental measures of performance used by investors and financial analysts. Management believes that EBITDA provides an additional analytical tool to clarify the Company's results from core operations and delineate underlying trends. Management does not use EBITDA as a measure of liquidity or funds available for management's discretionary use because it includes certain contractual and non-discretionary expenditures. Adjusted EBITDA is defined as EBITDA before special items.

Results excluding special items are supplemental non-GAAP financial measures. While these adjusted results are not a substitute for reported results under GAAP, management believes this information is useful as an aid in better understanding Meredith's current performance, performance trends and financial condition. Reconciliations of non-GAAP to GAAP measures are attached to this press release and available at www.meredith.com.

## SAFE HARBOR

This release contains certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this release that are forward-looking include, but are not limited to, the Company's revenue and earnings-per-share outlook for third-quarter and full-year fiscal 2016.

Actual results may differ materially from those currently anticipated.  Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients or vendors; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of acquisitions and/or dispositions.  The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

## ABOUT MEREDITH CORPORATION

Meredith Corporation **(NYSE: MDP; [www.meredith.com](http://www.meredith.com))** has been committed to service journalism for more than 110 years. Today, Meredith uses multiple distribution platforms - including broadcast television, print, digital, mobile and video - to provide consumers with content they desire and to deliver the messages of its advertising and marketing partners.

Meredith's Local Media Group includes 17 owned or operated television stations reaching 11 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, with seven stations in the nation's Top 25 - including Atlanta, Phoenix, St. Louis and Portland - and 13 in Top 50 markets. Meredith's stations produce approximately 650 hours of local news and entertainment content each week, and operate leading local digital destinations.

Meredith's National Media Group reaches 100 million unduplicated women every month, including 60 percent of U.S. millennial women. Meredith is the leader in creating and distributing content across platforms in key consumer interest areas such as food, home, parenting and health through well-known brands such as Better Homes and Gardens, Allrecipes, Parents and Shape.  Meredith also features robust brand licensing activities, including more than 3,000 SKUs of branded products at 4,000 Walmart stores across the U.S. Meredith Xcelerated Marketing is a leader at developing and delivering custom content and customer relationship marketing programs for many of the world's top brands, including Kraft, Lowe's and NBC Universal.

Meredith's balanced portfolio consistently generates substantial free cash flow, and the Company is committed to growing Total Shareholder Return through dividend payments, share repurchases and strategic business investments.  Meredith's current annualized dividend of $1.83 per share yields approximately 5 percent.  Meredith has paid a dividend for 68 straight years and increased it for 22 consecutive years.

-- # # # # --

**Shareholder/Financial Analyst Contact:**          **Media Contact:**
Mike Lovell                                          Art Slusark
Director of Investor Relations                       Chief Communications Officer
Phone: (515) 284-3622                                Phone: (515) 284-3404
E-mail: Mike.Lovell@meredith.com                     E-mail: Art.Slusark@meredith.com

**Meredith Corporation and Subsidiaries**
**Condensed Consolidated Statements of Earnings (Unaudited)**

| | Three Months | | | Six Months | | |
| --- | --- | --- | --- | --- | --- | --- |
| Periods ended December 31, | **2015** | | **2014** | **2015** | | **2014** |
| *(In thousands except per share data)* | | | | | | |
| **Revenues** | | | | | | |
| Advertising | $ 241,571 | $ | 241,422 | $ 460,241 | $ | 459,453 |
| Circulation | 66,351 | | 59,468 | 138,526 | | 125,353 |
| All other | 98,491 | | 98,015 | 192,312 | | 185,283 |
| Total revenues | 406,413 | | 398,905 | 791,079 | | 770,089 |
| **Operating expenses** | | | | | | |
| Production, distribution, and editorial | 151,065 | | 140,283 | 304,243 | | 282,170 |
| Selling, general, and administrative | 180,249 | | 175,452 | 367,645 | | 339,128 |
| Depreciation and amortization | 14,986 | | 14,308 | 30,066 | | 27,077 |
| Total operating expenses | 346,300 | | 330,043 | 701,954 | | 648,375 |
| **Income from operations** | 60,113 | | 68,862 | 89,125 | | 121,714 |
| Interest expense, net | (5,265) | | (4,785) | (10,578) | | (9,027) |
| Earnings before income taxes | 54,848 | | 64,077 | 78,547 | | 112,687 |
| Income taxes | (22,329) | | (24,486) | (34,999) | | (43,731) |
| **Net earnings** | $ 32,519 | $ | 39,591 | $ 43,548 | $ | 68,956 |
| | | | | | | |
| **Basic earnings per share** | $ 0.73 | $ | 0.89 | $ 0.98 | $ | 1.55 |
| Basic average shares outstanding | 44,640 | | 44,483 | 44,626 | | 44,471 |
| | | | | | | |
| **Diluted earnings per share** | $ 0.72 | $ | 0.87 | $ 0.96 | $ | 1.52 |
| Diluted average shares outstanding | 45,358 | | 45,268 | 45,373 | | 45,224 |
| | | | | | | |
| Dividends paid per share | $ 0.4575 | $ | 0.4325 | $ 0.9150 | $ | 0.8650 |

**Meredith Corporation and Subsidiaries**
**Segment Information (Unaudited)**

| | | Three Months | | | Six Months | |
|---|---|---|---|---|---|---|
| **Periods ended December 31,** | | **2015** | **2014** | | **2015** | **2014** |
| *(In thousands)* | | | | | | |
| **Revenues** | | | | | | |
| National media | | | | | | |
| Advertising | $ | 137,216 | $ 116,774 | $ | 264,456 | $ 242,006 |
| Circulation | | 66,351 | 59,468 | | 138,526 | 125,353 |
| Other revenues | | 62,960 | 66,139 | | 121,744 | 121,348 |
| Total national media | | 266,527 | 242,381 | | 524,726 | 488,707 |
| Local media | | | | | | |
| Non-political advertising | | 103,557 | 95,326 | | 192,867 | 175,162 |
| Political advertising | | 798 | 29,322 | | 2,918 | 42,285 |
| Other revenues | | 35,531 | 31,876 | | 70,568 | 63,935 |
| Total local media | | 139,886 | 156,524 | | 266,353 | 281,382 |
| **Total revenues** | $ | 406,413 | $ 398,905 | $ | 791,079 | $ 770,089 |
| | | | | | | |
| **Operating profit** | | | | | | |
| National media | $ | 33,583 | $ 26,107 | $ | 56,386 | $ 55,002 |
| Local media | | 40,441 | 54,986 | | 69,768 | 91,298 |
| Unallocated corporate | | (13,911) | (12,231) | | (37,029) | (24,586) |
| **Income from operations** | $ | 60,113 | $ 68,862 | $ | 89,125 | $ 121,714 |
| | | | | | | |
| **Depreciation and amortization** | | | | | | |
| National media | $ | 4,833 | $ 3,487 | $ | 9,398 | $ 7,112 |
| Local media | | 9,616 | 10,395 | | 19,594 | 19,110 |
| Unallocated corporate | | 537 | 426 | | 1,074 | 855 |
| **Total depreciation and amortization** | $ | 14,986 | $ 14,308 | $ | 30,066 | $ 27,077 |
| | | | | | | |
| **EBITDA** [1] | | | | | | |
| National media | $ | 38,416 | $ 29,594 | $ | 65,784 | $ 62,114 |
| Local media | | 50,057 | 65,381 | | 89,362 | 110,408 |
| Unallocated corporate | | (13,374) | (11,805) | | (35,955) | (23,731) |
| **Total EBITDA** [1] | $ | 75,099 | $ 83,170 | $ | 119,191 | $ 148,791 |

[1] *EBITDA is net earnings before interest, taxes, depreciation, and amortization.*

**Meredith Corporation and Subsidiaries**
**Condensed Consolidated Balance Sheets (Unaudited)**

| Assets | December 31, 2015 | June 30, 2015 |
|---|---:|---:|
| *(In thousands)* | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 27,859 | $ 22,833 |
| Accounts receivable, net | 294,611 | 284,646 |
| Inventories | 23,375 | 24,681 |
| Current portion of subscription acquisition costs | 142,871 | 122,350 |
| Current portion of broadcast rights | 11,635 | 4,516 |
| Other current assets | 31,103 | 23,505 |
| **Total current assets** | 531,454 | 482,531 |
| Property, plant, and equipment | 523,847 | 527,622 |
| Less accumulated depreciation | (324,293) | (313,886) |
| Net property, plant, and equipment | 199,554 | 213,736 |
| Subscription acquisition costs | 109,008 | 103,842 |
| Broadcast rights | 5,303 | 1,795 |
| Other assets | 70,381 | 67,750 |
| Intangible assets, net | 962,655 | 972,382 |
| Goodwill | 1,000,078 | 1,001,246 |
| **Total assets** | $ 2,878,433 | $ 2,843,282 |
| | | |
| **Liabilities and Shareholders' Equity** | | |
| **Current liabilities** | | |
| Current portion of long-term debt | $ 68,750 | $ 62,500 |
| Current portion of long-term broadcast rights payable | 12,018 | 4,776 |
| Accounts payable | 76,864 | 93,944 |
| Accrued expenses and other liabilities | 130,036 | 163,655 |
| Current portion of unearned subscription revenues | 222,425 | 206,126 |
| **Total current liabilities** | 510,093 | 531,001 |
| Long-term debt | 730,000 | 732,500 |
| Long-term broadcast rights payable | 6,576 | 2,998 |
| Unearned subscription revenues | 154,350 | 151,221 |
| Deferred income taxes | 352,254 | 311,645 |
| Other noncurrent liabilities | 161,160 | 162,067 |
| **Total liabilities** | 1,914,433 | 1,891,432 |
| **Shareholders' equity** | | |
| Common stock | 37,722 | 37,657 |
| Class B stock | 6,941 | 6,963 |
| Additional paid-in capital | 58,989 | 49,019 |
| Retained earnings | 873,045 | 870,859 |
| Accumulated other comprehensive loss | (12,697) | (12,648) |
| **Total shareholders' equity** | 964,000 | 951,850 |
| **Total liabilities and shareholders' equity** | $ 2,878,433 | $ 2,843,282 |

**Meredith Corporation and Subsidiaries**
**Condensed Consolidated Statements of Cash Flows (Unaudited)**

| Six months ended December 31, | 2015 | 2014 |
|---|---|---|
| *(In thousands)* | | |
| **Net cash provided by operating activities** | $ 47,702 | $ 74,369 |
| | | |
| **Cash flows from investing activities** | | |
| Acquisitions of and investments in businesses | (186) | (183,944) |
| Additions to property, plant, and equipment | (7,866) | (11,855) |
| Proceeds from disposition of assets | 1,767 | — |
| Net cash used in investing activities | (6,285) | (195,799) |
| | | |
| **Cash flows from financing activities** | | |
| Proceeds from issuance of long-term debt | 90,000 | 285,000 |
| Repayments of long-term debt | (86,250) | (141,250) |
| Dividends paid | (41,362) | (38,817) |
| Purchases of Company stock | (6,538) | (36,177) |
| Proceeds from common stock issued | 6,455 | 28,389 |
| Excess tax benefits from share-based payments | 1,706 | 6,035 |
| Other | (402) | (214) |
| Net cash provided by (used in) financing activities | (36,391) | 102,966 |
| Net increase (decrease) in cash and cash equivalents | 5,026 | (18,464) |
| Cash and cash equivalents at beginning of period | 22,833 | 36,587 |
| **Cash and cash equivalents at end of period** | $ 27,859 | $ 18,123 |

**Table 1**

**Meredith Corporation and Subsidiaries**
**Supplemental Disclosures Regarding Non-GAAP Financial Measures**

*Special Items* - The following table shows results of operations excluding special items and as reported with the difference being the special items. Results of operations excluding special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

| Three months ended December 31, 2015 | National Media | Local Media | Unallocated Corporate | Total |
|---|---|---|---|---|
| *(In thousands except per share data)* | | | | |
| Operating profit excluding special items (non-GAAP)............ | $ 34,083 | $ 40,441 | $ (10,454) | $ 64,070 |
| Special items | | | | |
| Merger-related costs...................................................... | — | — | (3,457) | (3,457) |
| Severance and related benefit costs ................................... | (1,014) | — | — | (1,014) |
| Reversal of previously accrued restructuring costs.............. | 514 | — | — | 514 |
| Total special items................................................................ | (500) | — | (3,457) | (3,957) |
| **Operating profit**................................................................ | $ 33,583 | $ 40,441 | $ (13,911) | $ 60,113 |

| | | | | |
|---|---|---|---|---|
| Earnings per share excluding special items (non-GAAP) ................................................. | | | $ | 0.80 |
| Per share impact of special items of $3,957 ($3,764 after tax)................................................ | | | | (0.08) |
| **Diluted earnings per share** ................................................. | | | $ | 0.72 |

| Six months ended December 31, 2015 | National Media | Local Media | Unallocated Corporate | Total |
|---|---|---|---|---|
| *(In thousands except per share data)* | | | | |
| Operating profit excluding special items (non-GAAP)............ | $ 60,120 | $ 68,830 | $ (20,906) | $ 108,044 |
| Special items | | | | |
| Merger-related costs...................................................... | — | — | (16,123) | (16,123) |
| Severance and related benefits costs................................... | (4,248) | (132) | — | (4,380) |
| Reversal of previously accrued restructuring costs.............. | 514 | 1,070 | — | 1,584 |
| Total special items................................................................ | (3,734) | 938 | (16,123) | (18,919) |
| **Operating profit**................................................................ | $ 56,386 | $ 69,768 | $ (37,029) | $ 89,125 |

| | | | | |
|---|---|---|---|---|
| Earnings per share excluding special items (non-GAAP) ................................................. | | | $ | 1.32 |
| Per share impact of special items of $18,919 ($16,333 after tax)................................................ | | | | (0.36) |
| **Diluted earnings per share** ................................................. | | | $ | 0.96 |

**Table 2**

**Meredith Corporation and Subsidiaries**
**Supplemental Disclosures Regarding Non-GAAP Financial Measures**

*Special Items* - The following table shows diluted earnings per share excluding special items and as reported with the difference being the special items. Diluted earnings per share excluding special items is a non-GAAP measure. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

| Three months ended December 31, 2014 | National Media | Local Media | Unallocated Corporate | Total |
|---|---|---|---|---|
| *(In thousands except per share data)* | | | | |
| Operating profit excluding special items (non-GAAP)............ | $ 30,175 | $ 60,375 | $ (12,231) | $ 78,319 |
| Special items | | | | |
|    Severance and related benefit costs ..................................... | (3,619) | (1,655) | — | (5,274) |
|    Write-down of impaired assets............................................. | — | (1,258) | — | (1,258) |
|    Acquisition and disposal transaction costs.......................... | (449) | (2,284) | — | (2,733) |
|    Other..................................................................................... | — | (192) | — | (192) |
| Total special items................................................................. | (4,068) | (5,389) | — | (9,457) |
| **Operating profit**................................................................. | $ 26,107 | $ 54,986 | $ (12,231) | $ 68,862 |

| | | | | |
|---|---|---|---|---|
| Earnings per share excluding special items (non-GAAP) ................................................................. | | | $ | 1.00 |
| Per share impact of special items of $9,457 ($5,816 after tax)................................................................. | | | | (0.13) |
| **Diluted earnings per share** ................................................................. | | | $ | 0.87 |

| Six months ended December 31, 2014 | National Media | Local Media | Unallocated Corporate | Total |
|---|---|---|---|---|
| *(In thousands except per share data)* | | | | |
| Operating profit excluding special items (non-GAAP)............ | $ 59,070 | $ 96,687 | $ (24,586) | $ 131,171 |
| Special items | | | | |
|    Severance and related benefit costs ..................................... | (3,619) | (1,655) | — | (5,274) |
|    Write-down of impaired assets............................................. | — | (1,258) | — | (1,258) |
|    Acquisition and disposal transaction costs.......................... | (449) | (2,284) | — | (2,733) |
|    Other..................................................................................... | — | (192) | — | (192) |
| Total special items................................................................. | (4,068) | (5,389) | — | (9,457) |
| **Operating profit**................................................................. | $ 55,002 | $ 91,298 | $ (24,586) | $ 121,714 |

| | | | | |
|---|---|---|---|---|
| Earnings per share excluding special items (non-GAAP) ................................................................. | | | $ | 1.65 |
| Per share impact of special items of $9,457 ($5,816 after tax)................................................................. | | | | (0.13) |
| **Diluted earnings per share** ................................................................. | | | $ | 1.52 |

**Table 3**

**Meredith Corporation and Subsidiaries**
**Supplemental Disclosures Regarding Non-GAAP Financial Measures**

## EBITDA

Consolidated EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings before interest, taxes, depreciation, and amortization.
Segment EBITDA is a measure of segment earnings before depreciation and amortization.
Segment EBITDA margin is defined as segment EBITDA divided by segment revenues.

## Adjusted EBITDA

Consolidated adjusted EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings before interest, taxes, depreciation, amortization, and special items.
Segment adjusted EBITDA is a measure of segment earnings before depreciation, amortization, and special items.
Segment adjusted EBITDA margin is defined as segment adjusted EBITDA divided by segment revenues.

| Three months ended December 31, 2015 | National Media | Local Media | Unallocated Corporate | Total |
|---|---|---|---|---|
| *(In thousands)* | | | | |
| Revenues | $ 266,527 | $ 139,886 | $ — | $ 406,413 |
| Operating profit | $ 33,583 | $ 40,441 | $ (13,911) | $ 60,113 |
| Depreciation and amortization | 4,833 | 9,616 | 537 | 14,986 |
| EBITDA | 38,416 | 50,057 | (13,374) | 75,099 |
| Special items | | | | |
| Merger-related costs | — | — | 3,457 | 3,457 |
| Severance and related benefit costs | 1,014 | — | — | 1,014 |
| Reversal of previously accrued restructuring costs | (514) | — | — | (514) |
| Total special items | 500 | — | 3,457 | 3,957 |
| Adjusted EBITDA | $ 38,916 | $ 50,057 | $ (9,917) | 79,056 |
| Less | | | | |
| Depreciation and amortization | | | | (14,986) |
| Special items | | | | (3,957) |
| Net interest expense | | | | (5,265) |
| Income taxes | | | | (22,329) |
| **Net earnings** | | | | $ 32,519 |
| Segment EBITDA margin | 14.4% | 35.8% | | |
| Segment adjusted EBITDA margin | 14.6% | 35.8% | | |

| Six months ended December 31, 2015 | National Media | | Local Media | | Unallocated Corporate | | Total | |
|---|---|---|---|---|---|---|---|---|
| *(In thousands)* | | | | | | | | |
| Revenues | $ | 524,726 | $ | 266,353 | $ | — | $ | 791,079 |
| | | | | | | | | |
| Operating profit | $ | 56,386 | $ | 69,768 | $ | (37,029) | $ | 89,125 |
| Depreciation and amortization | | 9,398 | | 19,594 | | 1,074 | | 30,066 |
| EBITDA | | 65,784 | | 89,362 | | (35,955) | | 119,191 |
| Special items | | | | | | | | |
| Merger-related costs | | — | | — | | 16,123 | | 16,123 |
| Severance and related benefit costs | | 4,248 | | 132 | | — | | 4,380 |
| Reversal of previously accrued restructuring costs | | (514) | | (1,070) | | — | | (1,584) |
| Total special items | | 3,734 | | (938) | | 16,123 | | 18,919 |
| Adjusted EBITDA | $ | 69,518 | $ | 88,424 | $ | (19,832) | | 138,110 |
| Less | | | | | | | | |
| Depreciation and amortization | | | | | | | | (30,066) |
| Special items | | | | | | | | (18,919) |
| Net interest expense | | | | | | | | (10,578) |
| Income taxes | | | | | | | | (34,999) |
| **Net earnings** | | | | | | | $ | 43,548 |
| | | | | | | | | |
| Segment EBITDA margin | | 12.5% | | 33.6% | | | | |
| Segment adjusted EBITDA margin | | 13.2% | | 33.2% | | | | |

**Table 4**

**Meredith Corporation and Subsidiaries**
**Supplemental Disclosures Regarding Non-GAAP Financial Measures**

**EBITDA**
Consolidated EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings
  before interest, taxes, depreciation, and amortization.
Segment EBITDA is a measure of segment earnings before depreciation and amortization.
Segment EBITDA margin is defined as segment EBITDA divided by segment revenues.

**Adjusted EBITDA**
Consolidated adjusted EBITDA, which is reconciled to net earnings in the following tables, is defined as net
  earnings before interest, taxes, depreciation, amortization, and special items.
Segment adjusted EBITDA is a measure of segment earnings before depreciation, amortization, and special items.
Segment adjusted EBITDA margin is defined as segment adjusted EBITDA divided by segment revenues.

| **Three months ended December 31, 2014** | **National Media** | **Local Media** | **Unallocated Corporate** | **Total** |
|---|---|---|---|---|
| *(In thousands)* | | | | |
| Revenues | $ 242,381 | $ 156,524 | $ — | $ 398,905 |
| | | | | |
| Operating profit | $ 26,107 | $ 54,986 | $ (12,231) | $ 68,862 |
| Depreciation and amortization | 3,487 | 10,395 | 426 | 14,308 |
| EBITDA | 29,594 | 65,381 | (11,805) | 83,170 |
| Special items | | | | |
|     Severance and related benefit costs | 3,619 | 1,655 | — | 5,274 |
|     Write-down of impaired assets | — | 1,258 | — | 1,258 |
|     Acquisition and disposal transaction costs | 449 | 2,284 | — | 2,733 |
|     Other | — | 192 | — | 192 |
| Total special items | 4,068 | 5,389 | — | 9,457 |
| Adjusted EBITDA | $ 33,662 | $ 70,770 | $ (11,805) | 92,627 |
| Less | | | | |
|     Depreciation and amortization | | | | (14,308) |
|     Special items | | | | (9,457) |
|     Net interest expense | | | | (4,785) |
|     Income taxes | | | | (24,486) |
| **Net earnings** | | | $ | 39,591 |
| | | | | |
| Segment EBITDA margin | 12.2% | 41.8% | | |
| Segment adjusted EBITDA margin | 13.9% | 45.2% | | |

| Six months ended December 31, 2014 | National Media | Local Media | Unallocated Corporate | Total |
|---|---|---|---|---|
| *(In thousands)* | | | | |
| Revenues | $ 488,707 | $ 281,382 | $ — | $ 770,089 |
| Operating profit | $ 55,002 | $ 91,298 | $ (24,586) | $ 121,714 |
| Depreciation and amortization | 7,112 | 19,110 | 855 | 27,077 |
| EBITDA | 62,114 | 110,408 | (23,731) | 148,791 |
| Special items | | | | |
| Severance and related benefit costs | 3,619 | 1,655 | — | 5,274 |
| Write-down of impaired assets | — | 1,258 | — | 1,258 |
| Acquisition and disposal transaction costs | 449 | 2,284 | — | 2,733 |
| Other | — | 192 | — | 192 |
| Total special items | 4,068 | 5,389 | — | 9,457 |
| Adjusted EBITDA | $ 66,182 | $ 115,797 | $ (23,731) | 158,248 |
| Less | | | | |
| Depreciation and amortization | | | | (27,077) |
| Special items | | | | (9,457) |
| Net interest expense | | | | (9,027) |
| Income taxes | | | | (43,731) |
| **Net earnings** | | | | $ 68,956 |
| Segment EBITDA margin | 12.7% | 39.2% | | |
| Segment adjusted EBITDA margin | 13.5% | 41.2% | | |

**Table 5**

**Meredith Corporation and Subsidiaries**
**Supplemental Disclosures Regarding Non-GAAP Financial Measures**

*Special Items* - The following table shows diluted earnings per share excluding special items and as reported with the difference being the special items. Diluted earnings per share excluding special items is a non-GAAP measure. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

**Three months ended March 31, 2015**

*(In thousands except per share data)*

| | | |
|---|---|---|
| Earnings per share excluding special items (non-GAAP) | $ | 0.71 |
| Per share impact of severance costs of $9,396 ($5,779 after tax) | | (0.13) |
| Per share impact of write-down of impaired assets $1,692 ($1,040 after tax) | | (0.02) |
| **Diluted earnings per share** | $ | 0.56 |